Explanation of Responses:
1.
This Form 4 is filed on behalf of Matthew Lindenbaum, Bennett Lindenbaum and Basswood Capital Management, L.L.C. (collectively, the “Reporting Persons”). Basswood Capital Management, L.L.C. is the investment manager or adviser to certain managed accounts and may be deemed to have a pecuniary interest in the Common Stock directly held in such managed accounts. Matthew Lindenbaum and Bennett Lindenbaum are the managing members of Basswood Capital Management, L.L.C. and may be deemed to have a pecuniary interest in the Common Stock directly held in the managed accounts, and also directly hold shares of Common Stock.  Basswood Capital Management, L.L.C. disclaims beneficial ownership of the shares held directly by Matthew Lindenbaum and Bennett Lindenbaum.  Matthew Lindenbaum and Bennett Lindenbaum each disclaim beneficial ownership of the shares held directly by the other.

2.	Common Stock held directly by certain separate accounts managed by Basswood Capital Management, L.L.C.
3.	Common Stock held directly by Basswood Opportunity Partners, LP.
4.	Common Stock held directly by Basswood Enhanced Long Short Fund, LP.
5.	Common Stock held directly by Basswood Financial Fund, LP.
6.	Common Stock held directly by Basswood Financial Long Only Fund, LP.
7.	Common Stock held directly by Matthew Lindenbaum.
8.	Common Stock held directly by Bennett Lindenbaum.

Remarks:
Date: June 22, 2017